BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in a report released on the date hereof, Fitch Ratings, a credit rating agency, updated BRF’s international credit outlook from “stable” to “positive” and reaffirmed the Company’s global rating at “BB+” and local rating at the highest level “AAA(bra)”. The above-mentioned update mainly incorporates Fitch's expectation of sustained operating efficiencies and strong cash flow generation.

São Paulo, April 11, 2025

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.